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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                            Select Therapeutics Inc.
             -------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, $0.0001 par value per share
             -------------------------------------------------------
                         (Title of Class of Securities)

                                   816209 10 0
             -------------------------------------------------------
                                 (CUSIP Number)

                                 March 27, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             [ ]  Rule 13d-1(b)

             [X]  Rule 13d-1(c)

             [ ]  Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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===============================================================================
  CUSIP NO. 816209 10 0
            -----------
------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY).

      Mintz Levin Investments L.L.C.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION

 4    Massachusetts, U.S.A.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,544,120 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
     OWNED BY             0 shares
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,544,120 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          0 shares
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 9    1,544,120 shares
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11    8.6%
      Ownership percentage is based on 17,860,499 shares outstanding on
      June 3, 2002
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

12    OO
      (Limited Liability Company)
------------------------------------------------------------------------------

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Item 1(a). Name of Issuer:

Select Therapeutics Inc.


Item 1(b). Address of Issuer's Principal Executive Offices:

20 Hampden Street, Boston, Massachusetts 02119


Item 2(a). Name of Person Filing:

Mintz Levin Investments L.L.C.


Item 2(b). Address of Principal Business Office or, if None, Residence:

One Financial Center, Boston, Massachusetts 02111


Item 2(c). Citizenship:

Massachusetts, U.S.A.


Item 2(d). Title of Class of Securities:

Common Stock, $0.0001 par value per share


Item 2(e). CUSIP Number:

816209 10 0


Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
        (c), Check Whether the Person Filing is a:

     (a)  [ ] Broker or dealer registered under Section 15 of the Exchange Act.

     (b)  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

     (c)  [ ] Insurance company as defined in Section 3(a)(19) of the Exchange
              Act.

     (d) [ ] Investment company registered under Section 8 of the Investment Company Act.

     (e)  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).


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     (f)  [ ] An employee benefit plan or endowment fund in accordance with Rule
              13d-1(b)(1)(ii)(F).

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

     (j)  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4. Ownership

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 1,544,120 shares

     (b)  Percent of class: 8.6%

          Ownership percentage is based on 17,860,499 shares outstanding on June 3, 2002.

     (c)  Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote: 1,544,120 shares

          (ii)  shared power to vote or to direct the vote: 0 shares

          (iii) sole power to dispose or to direct the disposition of: 1,544,120 shares

          (iv)  shared power to dispose or to direct the disposition of:
                0 shares

Item 5. Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

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Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.


Item 8. Identification and Classification of Members of the Group

Not applicable.


Item 9. Notice of Dissolution of Group

Not applicable.


Item 10. Certification

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Mintz Levin Investments L.L.C.


Date:  July 12, 2002                        By:  /s/ Steven P. Rosenthal
                                                 -------------------------------
                                                 Steven P. Rosenthal, Manager
                                                 -------------------------------
                                                 Name/Title

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